FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2012

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 20, 2012	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

ANNUAL PUBLIC MEETING

Grupo Pão de Açúcar
CBD and Viavarejo

December 19th 2012



extra hiper
Pão de Açúcar
ASSAÍ
ATACADISTA
pontofrio
CASAS
BAHIA
Games
Informática
nova
PONTOCOM
viavarejo
Grupo Pão de Açúcar

ABOUT GRUPO PÃO DE AÇÚCAR



> KEY FIGURES

> **R$ 52.7 BI** Sales in 2011
> **#1 RETAILER** in Brazil

2012 Guidance
above
R$ 57.2 bn

> OPERATIONAL

- > **1.8K** points of sales, located in **19** States and the Federal District
- > **MULTI-FORMAT** distribution
- > **635 MILLION** tickets per year
- > **2.9 MILLION** m^2 of sales area

Grupo Pão de Açúcar

GPA STORES AND FORMATS

			# Stores*
GPA FOOD	Supermarkets	Pão de Açúcar, extra supermercado, Pão de Açúcar delivery	367
	Cash & Carry	ASSAÍ	59
	Hypermarket	extra hiper	137
	Neighborhood	mini mercado extra	77
	Gas stations and Drugstores	drogaria extra, posto extra, Pão de Açúcar drogaria, Pão de Açúcar posto	239
	Malls & Properties	GPA Malls & Properties	-
ELECTRONICS / HOME APPLIANCE	Specialized Stores	Casas Bahia, pontofrio	949
	B2C	pontofrio.com, Casas Bahia, extra.com.br	-
	B2B	Pontofrio Atacado, eHub.com.br	-

Grupo Pão de Açúcar

*Stores as of 3Q12.

REGIONAL PRESENCE (STORES*)





North
Hyper: 1
Electro: 2
Total: 3
GDP: 5.0%

North-East
Super: 30
Hyper: 18
Electro: 41
Cash & Carry: 6
Total: 95
GDP: 13.5%

Middle-West
Super: 14
Hyper: 13
Electro: 81
Cash & Carry: 3
Total: 111
GDP: 9.6%

South-East
Super: 319
Hyper: 103
Electro: 738
Cash & Carry: 50
Proximity: 77
Total: 1,287
GDP: 55.3%

South
Super: 4
Hyper: 2
Electro: 87
Total: 93
GDP: 16.5%

*Stores as of 3Q12.
Gas station and drugstores are not included.

GrupoPão de Açúcar

51 Distribution centers in the country

2012 HIGHLIGHTS



Pão de Açúcar

- New **green stores** in **Goiânia and Recife**;
- First **Virtual Façade** of Pão de Açúcar Delivery;
- Store at **Rio+20.**

extra

- **More family;**
- **Stronger brand awareness: Top of Mind 2012;**
- **More fashion:** Extra Hyper's new concept on garment area;
- **More accessible:** new **Extra Delivery** for **Food;**
- **More Brazil: Extra Brazil Soccer team** campaign starred by **Ronaldo Fenômeno.**

mini mercado extra

- **Conclusion of conversions** from former Extra Fácil brand;
- **Resumption of Expansion process: 44 new stores**, of which 28 opened from September trough November, including Baixada Santista and Campinas regions;
- **Store #100 opened in December.**

Grupo Pão de Açúcar

2012 HIGHLIGHTS

Private Label

- Jointly would be the **largest GPA supplier** (by revenue and volume);
- **Qualitá:** 6th largest Brazilian retail brand, **3rd in food.**

- **Layout and services adjusted** for specific target publics;
- New operation with **larger stores: more efficiency.**

- **Area structuring** to support faster growth pace;
- Evolution on **malls development**;
- Development of **projects in partnership** with builders.

GrupoPão de Açúcar

2012 HIGHLIGHTS



CASAS BAHIA

- **Top of Mind for 7th consecutive year;**
- **Strong growth in North and Northeast regions:** 20+ opened stores.

pontofrio

- **Successful brand positioning.** Store layout and assortment adjustment for niche differentiation.

nova PONTOCOM

- **Diamond rating** for service excellence (Ebit);
- **Partiuviagens.com.br**: creation of online travel agency;
- **Barateiro.com.br:** brand reborns as new way to sell electronics products and home appliances;
- **B2B Solution** and **Market Place;**
- **24 product categories.**

GrupoPão de Açúcar

2012 HIGHLIGHTS

Susteinability

- Implementation of waste management model in **268 stores, 7 DCs and 39 Drugstores;**
- **Sustainability workshop in Rio +20** in exclusive room;
- **15 million reusable bags** sold.

QUALIDADE DESDE A ORIGEM

- Over **1,700 trackable products** (70% of tracked volume), with over **500 suppliers;**
- 10 years of program "Caras do Brasil".

Instituto GrupoPãodeAçúcar

- **820 children and teenagers** in education programs;
- **Collection campaigns: 600 NGOs** benefitted.

2012 HIGHLIGHTS

Customers

- **600+ million tickets.** 258,000+ customers and employees surveyed;
- **350,000+** customer assisted by **Casa do Cliente**;
- **1.6 million people** engaged through **social network.**

Sports

- **+61 sponsored athletes in 2012** (20 in 2011) though extension of **BM&Fbovespa's partnership**;
- **74,000 runners** in our **Marathons**;
- **NARE (High Performance Center): 80 athletes evaluated monthly;**
- We assisted **30% of the Brazilian Olympics athletes who went to London 2012.**

GPA CONSOLIDATED RESULTS 3Q12



Grupo Pão de Açúcar

Gross Sales	R$ million, *3Q12 x 3Q11* Same-store-sales growth vs 3Q11	13,666 *+8.7%* SSS +7.1%
EBITDA	R$ million, *3Q12 x 3Q11* EBITDA margin	801 *+11.1%* 6.6%
Company's Net Income	R$ million, *3Q12 x 3Q11* Net margin	210 *+64.6%* 1.7%



GPA CONSOLIDATED INDEBTEDNESS AND LEVERAGE

	06/30/12	09/30/12
Net debt[(1)] (R$ billion)	4.90	4.93
Net debt /EBITDA[(2)]	1.52x	1.46x
Capex (R$ million)	*3Q12* 405	*9M12* 1,038



Consolidated Net Financial Expenses (R$ mi)
3.0%
2.2%
328
272
161
167
155
117
Viavarejo
GPA Alimentar
3Q11
3Q12
% of net sales

Grupo Pão de Açúcar

(1) Net Debt with payment book
(2) EBITDA of the last twelve months

3Q12 BUSINESSES RESULTS

GPA Food

Gross Sales	R$ million, *3Q12 x 3Q11* Same-store-sales growth vs 3Q11	7,484 *+9.5%* SSS +6.8%
Gross Profit	Gross margin, *3Q12 x 3Q11* Δ margin 3Q12 x 3Q11	26.0% *+8.0%* -40 bps
Operating Expenses	% of net sales, *3Q12 x 3Q11* Δ % of net sales 3Q12 x 3Q11	18.6% *+7.8%* -30 bps
EBITDA	R$ million, *3Q12 x 3Q11* EBITDA margin	496 *+8.4%* 7.3%
Net Financial Expenses	% of net sales, *3Q12 x 3Q11* Δ % of net sales 3Q12 x 3Q11	1.7% *-30.2%* -100 bps
Net Profit Company	Net margin, *3Q12 x 3Q11* Net margin	142 *+19.1%* 2.1%

GrupoPão de Açúcar

3Q12 BUSINESSES RESULTS

GPA Non-Food

viavarejo nova PONTOCOM

Gross Sales	R$ million, *3Q12 x 3Q11* Same-store-sales growth vs 3Q11	6,182 *+7.8%* SSS +7.5%
Gross Profit	Gross margin, *3Q12 x 3Q11* Δ margin 3Q12 x 3Q11	26.9% *-0.7%* -270 bps
Operating Expenses	% of net sales, *3Q12 x 3Q11* Δ % of net sales 3Q12 x 3Q11	21.2% *-4.4%* -310 bps
EBITDA	R$ million, *3Q12 x 3Q11* EBITDA margin	305 *+15.9%* 5.7%
Net Financial Expenses	% of net sales, *3Q12 x 3Q11* Δ % of net sales 3Q12 x 3Q11	2.9% *-3,4%* -40 bps
Net Profit Company	R$ million, *3Q12 x 3Q11* Net margin	67.9 *+725.1%* 1.3%

GPA CONSOLIDATED RESULTS 9M12



GrupoPão de Açúcar

		Including Real Estate Projects	Excluding Real Estate Projects
Gross Sales	R$ million, *9M12 x 9M11* Same-store-sales growth vs 9Q11	40,837 *+8.8%* SSS +7.4%	40,739 *+8.5%* SSS +7.4%
EBITDA	R$ million, *9M12 x 9M11* EBITDA margin	2,346 *+20.7%* 6.5%	2,244 *+15.4%* 6.2%
Net Income Company	R$ million, *9M12 x 9M11* Net margin	617 *+90.3%* 1.7%	515 *+58.8%* 1.4%

2012 GUIDANCES



Financials	GPA Food	GPA Non-food	Grupo Pão de Açúcar
Gross sales *in R$ billion*	Above 31.5	Above 25.7	Above 57.2
EBITDA *2012 margin*	7.3% to 7.8%	5.2% to 6.5%	6.4% to 7.2%
Net fin. expenses *as % of net sales*	Below 2.3%	Below 3.3%	Below 2.8%
Operational			
Capex[1] *in R$ billion*	1.4	0.4	1.8
Expansion *growth vs Dec/11*	*6.0% to 6.7%*	-	
New stores	70 to 80	50 to 60	

[1] Maximum of R$1,966 million was approved at General Shareholders Meeting



BRAZILIAN SCENARIO

ECONOMIC SCENARIO

- **GDP** Growth
- Social **RISE**
- Greater **CREDIT** Offer
- **2014**: 5th largest consumer market of the world
- **2020**: expense of Brazilian homes: R$ 5,000 bn

RETAIL MOMENTUM IN BRAZIL

- **RISE** of the Purchasing Power
- Focus on **MIDDLE CLASS** Population
- Informality **REDUCTION**
- Distribution Channels **DIVERSIFICATION**
- **2014**: World Cup
- **2016**: Olympic Games

COMPANY CHANGES AS THE ENVIRONMENT MOVES


2005
In 2011, class C showed the biggest growth in the last 7 years, representing 54% of Brazilian population.
2011
extra
Sendas
A/B
26,4MM
42,4MM
C
62,7MM
103,0MM
D/E
92,9MM
45,2MM
nova
PONTOCOM
extra.com.br
BAHIA
E-COMMERCE
pontofrio
extra
mini mercado extra
ASSAÍ
CASH & CARRY

GPA: limited offering (only Food, 556 stores)

GPA: multiformat business for both Food and Electro, 1,828 stores

Grupo Pão de Açúcar

Population in each social class (in million)

Source: O Observador 2012, Cetelem BGN Research - IPSOS 2011

AGENDA

Banner positioning

Marcelo Bazzali, marketing officer

18 years in retail (10 at GPA, also worked for Mappin and Ponto Frio). Worked 17 years in sales and operations areas. Currently in marketing, was acknowledged in 2012 as one of the 10 Marketing Executives of the Year (Meio&Mensagem).

Minimercado Extra: path to growth

Rita Rebelo de Sousa, Minimercado Extra officer

15 years in retail (1 at GPA). Worked 14 years at Grupo Jeronimo Martins in Portugal and Brazil in the sales, marketing, operations, management and business development areas.

Q&A session

Brands Positioning

- Retail Marketing 2012

GrupoPão de Açúcar

Pão de Açúcar

Pão de Açúcar is "my supermarket"

Modern, practical, knows me and my needs and it is a place that I trust. It meets my expectations on several occasions and shopping needs, always with excellent quality and variety of day-by-day to gourmet products and differentiated services that facilitate my life, besides efficient and attentive service, which delights me and often surprises me.


IPAD APP
QR Code Reader
PADelivery

O que faz você feliz?

My purchasing experience becomes pleasant because I always find a nice, organized, practical and cozy environment, besides exclusive benefits and discounts in the loyalty program "Mais".

Program "Mais"


mais





Pão de Açúcar always encourages initiatives towards a healthier lifestyle and conscious consumption.





Pão de Açúcar

extra


extra
"EXTRA IS THE BANNER THAT FULFILLS THE DIVERSE NEEDS OF MY FAMILY IN DIFFERENT SHOPPING OCCASIONS."

"EXTRA IS ALWAYS PRESENT IN DIFFERENT FORMATS, SUCH AS HYPERMARKETS, SUPERMARKETS, NEIGHBORHOOD STORES, DRUGSTORES, GAS STATIONS AND E-COMMERCE, BESIDES PRODUCTS AND SERVICES, ALL AT THE BEST PRICE TO MAKE MY FAMILY'S LIFE BETTER"




"WE LOVE GOING TO THE VARIOUS FORMATS OF EXTRA STORES, BECAUSE THEY ARE CLEAN, ORGANIZED, WE FEEL SAFE AND THE STAFF ARE FRIENDLY, WARM AND HELPFUL. IN ADDITION, WE HAVE EXTRA 24HS AVALIABLE ON THE INTERNET, ANYWHERE, WITH SAFETY, PRACTICALITY AND EVEN GREATER VARIETY OF PRODUCTS, WITH PROMPT AND EFFICIENT SERVICE."
extra


extra
VOCÊ PEDIU VARIEDADE E MUITA ECONOMIA.
Papai Noel atendeu.
4
extra
E MUITA ECONOMIA PARA UM NATAL EXTRA.


extra
POR UMA
vida
MAIS
família

"I LOVE THE WAY THAT EXTRA COMMUNICATES WITH MY FAMILY. IT'S A NICE INTERFACE, WARM, TYPICALLY BRAZILLIAN. FURTHERMORE, EXTRA IS PART OF OUR COMMUNITY AND ENCOURAGES US TO PARTICIPATE IN VARIOUS SOCIAL ACTIVITIES."

mini
mercado
extra

Brazilian Market

In the last twenty years, due to the changes in the macroeconomic scenario, consumers started to give more value to their **convenience related to time saving**, whether to find everything in one place, the proximity (to their home, work or on the way between work and home), the service availability. The proximity formats are the most important among the channels.

54% USE BETWEEN 6 TO 9 CHANNELS TO CONSUME **VS** 48% IN 2010

Importance of channels in Brazil 2012 (%)


Neighborhood Supermarket 33.5
Traditional Retail 25.7
Conventional Supermarket 18.7
Door-to-Door 5.9
Hypermarket 5.3
Cash-and-Carry 4.0
Mom-and-Pops 1.3
Others 5.6
0 5 10 15 20 25 30 35

Period: 2012 Mobile (up to June)

Source: Painel Nacional de Domicílios (89 categories - consumption within the home)

Evolution and Upgrading

How was the Extra Fácil accepted?

Comparison between the results of consumer surveys - Extra Fácil

- The model **met consumer expectations, but its resemblance to the Hyper did not favored the proximity model.**
- The **visual identity should be differentiated** from the others to facilitate understanding of the consumer
- All sections had good performances, **but the perishables still needed assortment adjustments**.

That's how it was born...

mini mercado extra

mini mercado extra

Changes

extra Fácil → mini mercado extra

Previous Model (Focus: groceries and self-sevice)	Current Model (Focus: perishables)
Sales Area: from 150 to 200m²	**Sales Area:** from 200 to 300m²
Bakery: baken product (self-service)	**Bakery:** services and broaden assortment of products
Cold Cuts: ready-to-go (from industry)	**Cold Cuts:** sliced at the purchase moment, self-service exposure and broaden assortment
Butchery: vacuum packed	**Butchery:** customized services
Groceries: day-by-day products	**Groceries:** refined products line
Frutits/Vegetables: day-by-day products	**Fruits/Vegatables:** day-by-day products better exposed.
Low differentiation AB/CD income classes	**Difefrenctiation AB/CD income classes**
SKUs: 3,600 Groceries: 2,800 Perishables: 800	**SKUs:** 3,600 Groceries: 2,600 Perishables: 1,000
Operation: lean, focus on versatility and simplicity of processes	**Operation:** Bakery adds ,service in stores and maintaining the versatility
Stores Structure: back-office minimum	**Store Structure:** with the staging area (meat, and poultry and cold cuts) and dressing room for employees.
Employees: 9	**Employees:** 17

mini mercado extra

Bakery and Cold Cuts

extra Fácil



mini mercado extra


Padaria & Fatiados

mini mercado extra

Fruits and Vegetables

extra Fácil



mini mercado extra



mini mercado extra

Butchery

extra Fácil



mini mercado extra


Açougue
Faça aqui seu pedido ao nosso açougueiro
3,49

mini mercado extra

Key Attributes







xtra

IT'S PRACTICAL

- A small and well organized space which offers easy access to the product mix, especially perishables.
- One-stop-shop new stores.
- Offers differentiated services.
- Accept different payment methods.

IT'S NEXT DOOR

- Expansion process focused on capillarity.

IT'S EXTRA

- Well-known brand, next to the consumer. That transmits trust, quality.
- The brand's expertise guarantees a standard of organization and cleanliness differentiated, mainly relevant in the peripheral neighborhoods.

Assumptions of the model

- Simple and standardized to be easily replicable
- Comfortable for customers and store employees
- Focus on perishables


mini mercado extra

Minimercado Extra Positioning

- Minimercado Extra is like a neighbor, always close, right on my way, which works like my pantry, a one-stop-shop, where I find variety and quality products for me and my family everyday life, including options of perishable food, good prices and promotions.

- It is very convenient to shop there. The store is small, but has quality, it is organized and clean as a large market, where I find efficient and careful service which makes me feel at home.

- And we are also engaged with the community, because the Minimercado Extra always discloses the social actions of Extra brand, which facilitates our participation.

Cantidio Sampaio Store, Taipas


mini mercado extra


oferta


Frutas Legumes & Verduras



mini mercado extra

Inside the Store









mini mercado extra

Consolidation and Growth

Conclusion of 66 stores conversion	Jun / 12
• 44 new stores opened in 2012 ✓ 30 stores in 4Q12 • Totaling 105 stores in 2012	2012
100+ new stores	2013

INVESTOR RELATIONS CONTACTS

Grupo Pão de Açúcar (GPA) | Viavarejo

Investor Relations Team
Phone: +55 (11) 3886-0421
Fax: +55 (11) 3884-2677

gpa.ri@grupopaodeacucar.com.br
www.gpari.com.br

> Foward-looking statements